TOWER ONE WIRELESS CORP.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2018, 2017 and 2016

 (Expressed in Canadian Dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Tower One Wireless Corp.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Tower One Wireless Corp. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2018 and 2017, and the consolidated statements of operations and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2018, 2017 and 2016, and the related notes, including a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017 and its financial performance and its cash flows for the years ended December 31, 2018, 2017 and 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a working capital deficit and has accumulated losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to fraud or error. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

May 13, 2019

We have served as the Company’s auditor since 2016.

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Financial Position
As at December 31, 2018 and 2017
(Expressed in Canadian Dollars)

	Note	2018		2017
		$		$

ASSETS
Current Assets
Cash and cash equivalents			346,103		284,225
Amounts receivable			454,024		90,940
Prepaid expenses and deposits			308,153		121,864
			1,108,280		497,029

Other receivables	14		292,118		14,436
Intangible assets	8		1,843,589		1,922,883
Property and equipment	9		8,221,477		2,866,696
Assets held for sale	10		1,116,376		-
Total Assets			12,581,840		5,301,044

LIABILITIES AND SHARHEOLDERS' EQUITY
Current Liabilities
Bank indebtedness			39,464		48,096
Accounts payable and accrued liabilities			3,705,748		904,342
Interest payable			903,086		-
Deferred revenue			182,878		4,210
Convertible debentures	11		1,387,624		-
Promissory note payable	10		1,780,822		-
Loans payable	12		1,106,222		-
Loans from related parties	14		2,109,780		1,340,650
			11,215,624		2,297,298

Bonds payable	13		865,937		-
Deferred income tax liability	21		322,289		588,824
Total Liabilities			12,403,850		2,886,122

Shareholders’ Equity
Share capital	15		16,876,382		10,635,886
Share subscriptions			(30,000)		170,000
Contributed surplus			2,089,462		1,344,884
Non-controlling interest			386,083		188,156
Deficit			(18,789,710)		(9,896,705)
Accumulated other comprehensive loss			(354,227)		(27,299)
Total Shareholders’ Equity			177,990		2,414,922
Total Equity and Liabilities			12,581,840		5,301,044

Nature of operations and going concern (Note 1)
Commitments (Note 20)
Subsequent event (Note 22)

Approved on behalf of the Board of Directors:
“Alejandro Ochoa”	“Brian Gusko”

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Operations and Comprehensive Loss
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

	Note		2018		2017		2016
			$		$		$
Revenues				1,556,742		200,498		19,403

Expenses
Advertising and promotion				1,403,270		1,199,150		-
Amortization				436,902		94,468		3,440
Interest, financing charges and accretion				1,080,743		380,864		4,491
Maintenance and operations				1,517,698		301,915		9,171
Office and miscellaneous				675,553		128,184		60,113
Professional fees and consulting				1,834,575		1,710,312		204,561
Share-based compensation	15(d	)		1,913,692		3,693,799		-
Transfer agent and filing fees				44,983		-		-
Travel				201,888		333,366		29,631
				9,109,304		7,842,058		311,407

Loss before other items				(7,552,562)		(7,641,560)		(292,004)

Other items
Listing expense	3			-		(1,144,167)		-
Impairment	6			(2,132,942)		(461,360)		-
Impairment of advances and loans receivable				(225,732)		(286,289)		-
Write-off of VAT receivable				(13,859)		(435,301)		-
Gain on net monetary position				924,340		-		-
				(1,448,193)		(2,327,117)		-

Net loss before income taxes				(9,000,755)		(9,968,677)		(292,004)

Deferred income tax recovery				313,048		105,000
Net loss				(8,687,707)		(9,863,677)		(292,004)

Other comprehensive income (loss):
Item that will not be reclassified to profit or loss
Foreign exchange translation adjustment				(480,132)		(18,120)		(9,179)
Comprehensive loss				(9,167,839)		(9,881,797)		(301,183)

Net income (loss) attributable to:
Shareholders of the Company				(8,893,005)		(9,583,550)		(292,004)
Non-controlling interest				205,298		(280,127)		-
Net loss				(8,687,707)		(9,863,677)		(292,004)

Other comprehensive loss attributable to:
Shareholders of the Company				(326,928)		(11,592)		(9,179)
Non-controlling interest				(153,204)		(6,528)		-
Other comprehensive loss				(480,132)		(18,120)		(9,179)

Loss per common share - basic and diluted				(0.10)		(0.16)		(29.20)
Weighted average common shares outstanding				88,307,259		58,115,156		10,000

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)
	Number of Common shares	Share capital	Share Subscriptions	Contributed Surplus	Deficit	Accumulated other comprehensive income	Deficiency Attributable to Equity Shareholders of the Company	Non-controlling Interest	Total
		$		$	$	$	$	$	$
Balance, December 31, 2015	10,000	4,300		-	(21,151)	-	(16,851)	-	(16,851)
Net loss	-	-	-	-	(292,004)	(9,179)	(301,183)	-	(301,183)
Balance, December 31, 2016	10,000	4,300		-	(313,155)	(9,179)	(318,034)	-	(318,034)
Derecognition of Tower Three shares	(10,000)	-	-	-	-	-	-	-	-
Shares issuance to Tower Three shareholders	30,000,000	-	-	-	-	-	-	-	-
Recognition of shares issued to Tower One shareholders	6,735,885	1,010,383	-	-	-	-	1,010,383	-	1,010,383
Shares issued to Rojo (Note 13(a))	500,000	175,000	-	-	-	-	175,000	-	175,000
Share issued for acquisition of Evotech	1,500,000	480,000	-	-	-	-	480,000	-	480,000
Acquisition of Evotech	-	-	-	-	-	-	-	509,524	509,524
Shares issued for services	1,000,000	340,000	-	-	-	-	340,000	-	340,000
Shares issued for cash, net	15,484,912	2,092,651	-	142,319	-	-	2,234,970	-	2,234,970
Share subscriptions received	-	-	170,000	-	-	-	170,000	-	170,000
Share-based compensation	-	-	-	3,917,778	-	-	3,917,778	-	3,917,778
Exercise of warrants	3,774,466	1,132,340	-	-	-	-	1,132,340	-	1,132,340
Exercise of stock options	11,130,435	5,401,212	-	(2,715,213)	-	-	2,685,999	-	2,685,999
Net loss	-	-	-	-	(9,583,550)	-	(9,583,550)	(280,127)	(9,863,677)
Other comprehensive loss	-	-	-	-	-	(18,120)	(18,120)	(41,241)	(59,361)
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922

TOWER ONE WIRELESS CORP.
Consolidated Statement of Changes in Equity
(Expressed in Canadian Dollars)

	Number of Common Shares	Share Capital	Share Subscriptions	Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Deficiency Attributable to Shareholders of the Company	Non-controlling Interest	Total
		$	$	$	$	$	$	$	$
Balance, December 31, 2017	70,125,698	10,635,886	170,000	1,344,884	(9,896,705)	(27,299)	2,226,766	188,156	2,414,922
Exercise of stock options	5,600,000	2,460,301	(200,000)	(1,200,301)	-	-	1,060,000	-	1,060,000
Exercise of warrants	8,665,201	2,166,300	-	-	-	-	2,166,300	-	2,166,300
Shares issued for services	525,690	110,395	-	-	-	-	110,395	-	110,395
Shares issued for subscriptions received	142,857	30,000	(30,000)	-	-	-	-	-	-
Shares issued for debt	780,000	156,000	-	-	-	-	156,000	-	156,000
Shares issued for acquisition of Mexmaken	7,500,000	1,312,500	-	-	-	-	1,312,500	145,833	1,458,333
Share-based compensation	-	-	-	1,913,692	-	-	1,913,692	-	1,913,692
Subscriptions received	-	-	30,000	-	-	-	30,000	-	30,000
Shares issued	50,000	5,000	-	-	-	-	5,000	-	5,000
Fair value of warrants issued for Bond issuance cost	-	-	-	28,514	-	-	28,514	-	28,514
Equity portion of convertible debentures	-	-	-	2,673	-	-	2,673	-	2,673
Net loss	-	-	-	-	(8,893,005)	-	(8,893,005)	205,298	(8,687,707)
Other comprehensive loss	-	-	-	-	-	(326,928)	(326,928)	(153,204)	(480,132)
Balance, December 31, 2018	93,389,446	16,876,382	(30,000)	2,089,462	(18,789,710)	(354,227)	(208,093)	386,083	177,990

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Consolidated Statements of Cash Flows
For the years ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)
	2018		2017		2016
	$	.	$	.	$	.
Cash flows from operating activities
Net loss from continuing operations		(8,687,707)		(9,863,677)		(292,004)
Item not affection cash:
Accretion		70,341		219,990		-
Amortization		436,902		94,468		3,440
Allowance for VAT		13,859		435,301		-
Deferred income tax recovery		(313,048)		(105,000)		-
Foreign exchange		2,131,449		389,720		-
Gain on net monetary position		(924,340)		-		-
Impairment		2,358,674		292,538		-
Listing expense		-		1,144,167		-
Share-based compensation		1,913,692		3,693,799		-
Shares issued for services		110,395		340,000		-

Changes in non-cash working capital items:
Amounts receivable		(356,479)		(526,241)		-
Prepaid expenses and deposits		(186,290)		(7,832)		(110,723)
Other receivable		(277,682)		(14,436)		-
Bank indebtedness		(8,632)		-		-
Accounts payable and accrued liabilities		2,380,469		(1,262,924)		68,363
Interest payable		896,038		-		-
Deferred revenue		178,668		-		4,350
Due to related parties		-		-		(32,841)
Cash used in operating activities		(263,691)		(5,170,127)		(359,415)

Cash flows from investing activities
Cash received from acquisitions		18,436		1,382,859		-
Cash paid for acquisitions		-		(466,260)		-
Addition of property and equipment		(8,436,633)		(2,887,196)		(244,708)
Cash used in investing activities		(8,418,197)		(1,970,597)		(244,708)

Cash flows from financing activities
Shares issued for cash, net		30,000		3,367,310		-
Exercise of stock options and warrants		3,226,300		2,686,000		-
Subscriptions received		-		170,000		-
Proceeds from convertible debts, net		1,376,914		-		-
Proceeds from bonds payable, net		888,996		-		-
Loans received		1,324,601		-		34,800
Repayment of loans		(156,819)		-		-
Loans from related parties		859,906		1,317,225		579,187
Repayment of advances from related parties		(534,612)		(125,450)		-
Promissory note received		1,728,480		-		-
Cash provided by financing activities		8,743,766		7,415,085		613,987

Change in cash		61,878		274,361		9,864
Cash, beginning		284,225		9,864		-

Cash, ending		346,103		284,225		9,864

Cash paid for interest		50,000		24,399		-
Cash paid for income taxes		-		-		-

Non-cash transactions (Note 15)

The accompanying notes are an integral part of these consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

1.        NATURE OF OPERATIONS AND GOING CONCERN

Tower One Wireless Corp. (“Tower One” or the “Company") is a pure-play, build-to-suit (“BTS”) tower owner, operator and developer of multitenant communications structures. The Company’s primary business is the leasing of space on communications sites to mobile network operators (“MNOs”). The Company offers tower-related services in the largest Spanish speaking countries in Latin America:  Argentina, Colombia and Mexico, and technical support services in the United States of America. Tower-related services include site acquisition, zoning and permitting, structural analysis, and construction which primarily supports the Company’s site leasing business, including the addition of new tenants and equipment on its sites.

Tower One was incorporated under the laws of the Province of British Columbia, Canada on September 12, 2005. The Company is listed on the Canadian Securities Exchange (“CSE”) under the symbol TO.CN. The Company’s registered office is located at Suite 605, 815 Hornby Street, Vancouver, BC, Canada V6Z 2E6.

On January 17, 2017, Tower One completed a Share Exchange Agreement (the “Agreement”) with Tower Three SAS (“Tower Three”) and the shareholders of Tower Three.  According to the Agreement, Tower One acquired Tower Three by issuing shares which resulted in the shareholders of Tower Three obtaining control of the Company (the “Acquisition”).  Accordingly, this transaction was recorded as a reverse acquisition for accounting purposes, with Tower Three being identified as the accounting acquirer.

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, and accordingly, do not purport to give effect to adjustments which may be required should the Company be unable to achieve the objectives above as a going concern. The net realizable value of the Company’s assets may be materially less than the amounts recorded in these consolidated financial statements should the Company be unable to realize its assets and discharge its liabilities in the normal course of business.   At December 31, 2018, the Company had a working capital deficiency of $10,107,344 and an accumulated deficit of $18,789,710 which has been funded primarily by loans from related parties. Ongoing operations of the Company are dependent upon the Company’s ability to generate sufficient revenues in the future, receive continued financial support and complete equity financings.  These factors raise significant doubt about the Company’s ability to continue as a going concern.

On May 7, 2019, the Company received a cease trade order, pursuant to which the Company's stock was halted from trading. This cease trade order was issued in connection with the Company's failure to file these audited consolidated financial statements by the due date of April 30, 2018.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.        STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION

(a)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (”IASB”) applicable to a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business.  These consolidated financial statements were approved and authorized for issue by the Board of Directors on May 13, 2019.

(b)	Basis of Presentation and Consolidation

These consolidated financial statements were prepared on a historical cost basis, except for financial instruments classified as fair value through profit or loss.  In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements include the accounts of the Company and the following subsidiaries:

Entity	Country	Percentage of ownership	Functional currency
Tower One Wireless Corp.	Canada	Parent	Canadian dollar
Tower Two SAS	Argentina	100%	Argentina Peso
Tower Three SAS	Colombia	100%	Colombian Peso
Tower 3 SA	Argentina	100%	Argentina Peso
Innervision SAS	Colombia	90%	Colombian Peso
Evolution Technology SA	Argentina	65%	Argentina Peso
Tower Construction & Technical Services, LLC	USA	70%	US dollar
Comercializadora Mexmaken, S.A. de C.V.	Mexico	90%	Mexican Peso

All significant inter-company balances and transactions have been eliminated on consolidation.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.        STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Significant areas requiring the use of management estimates include the following:

(i)	Intangible Assets – useful lives

The Company records intangible assets purchased in a business combination at their fair value.  Determining fair value requires management to use estimates that could be material.  Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses.  Amortization is recorded on a straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

(ii)          Inputs into Black-Scholes model

The Company has applied estimates with respect to the valuation of shares issued for non-cash consideration. Shares are valued first at the fair value of services received, and if this not readily determinable, at the fair value of the equity instruments granted at the date the Company receives the goods or services.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of services performed, and if the fair value of the services performed is not readily determinable, at the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the fair value of the underlying common shares, the expected life of the share option, volatility and dividend yield. The fair value of the underlying common shares is assessed as the quoted market price on grant date. The assumptions and models used for estimating fair value for share-based payment transactions are discussed in Note 15. Actual results may differ from these estimates and assumptions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised if the revision affects only that period or in the period of the revision and further periods if the review affects both current and future periods.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.        STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c)	Use of Estimates and Judgments (Continued)

(iii)	Useful lives of Equipment

Amortization is recorded on a declining balance basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of the physical condition, technical obsolescence or legal and other limits to use. A change in the useful life or residual value will impact the reported carrying value of towers and equipment resulting in a change in related amortization expense.

Use of Judgments

Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgments or assessments with a significant risk of material adjustment in the year:

(i)              Going concern

The assessment of whether the going concern assumption is appropriate requires management to take into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern. Further information regarding going concern is outlined in Note 1.

(ii)             Income taxes

The measurement of income taxes payable and deferred income tax assets and liabilities requires management to make judgments in the interpretation and application of the relevant tax laws. The actual amount of income taxes only becomes final upon filing and acceptance of the tax return by the relevant tax authorities, which occurs subsequent to the issuance of the Consolidated financial statements.

         (iii)           Business acquisitions

The determination of the acquirer in business acquisitions is subject to judgment and requires the Company to determine which party obtains control of the combining entities. Management applies judgment in determining control by assessing the following three factors: whether the Company has power; whether the Company has exposure or rights to variable returns; and whether the Company has the ability to use its power to affect the amount of its returns. In exercising this judgment, management reviewed the representation on the Board of Directors and key management personnel, the party that initiated the transaction, and each of the entities’ activities.

The assessment of whether an acquisition constitutes a business is also subject to judgment and requires the Company to review whether the acquired entity contains all three elements of a business, including inputs, processes and the ability to create output.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

2.        STATEMENT OF COMPLIANCE AND BASIS OF PRESENTATION (CONTINUED)

(c) Use of Estimates and Judgments (Continued)

(iv)	Intangible Assets – impairment

The application of the Company’s accounting policy for intangible assets expenditures requires judgment in determining whether it is likely that future economic benefits will flow to the Company, which may be based on assumptions about future events or circumstances. Estimates and assumptions may change if new information becomes available.  If, after expenditures are capitalized, information becomes available suggesting that the recovery of expenditures is unlikely, the amount capitalized is written off in profit or loss in the period the new information becomes available.

(v)	Classification of lease agreements

Management uses judgment in determining whether a lease is a finance lease arrangement that transfers substantially all the risks and rewards of ownership.

(vi)	Impairment of equipment

At the end of each reporting period, management makes a judgment whether there are any indications of impairment of its equipment. If there are indications of impairment, management performs an impairment test on a cash-generating unit basis. The impairment test compares the recoverable amount of the asset to its carrying amount. The recoverable amount is the higher of the asset’s value in use (present value of the estimated future cash flows) and its estimated fair value less costs of disposal.

(vii)	Determination of functional currency and hyperinflationary economies

The determination of the functional currency for the Company and its subsidiaries was based on management's judgment of the underlying transactions, events and conditions relevant to each entity. The determination of whether an entity operates in a hyperinflationary economy was based on management’s judgment of the underlying economic condition of the country the entity operates in.

(viii)         Discount rate used for convertible debentures

The carrying value of the convertible debentures is subject to management’s estimates in determining an appropriate discount rate based on similar instruments with no conversion features.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

3.        REVERSE ACQUISITION AND LISTING EXPENSE

The Company completed the Acquisition described in Note 1 by issuing 30,000,000 common shares to the shareholders of Tower Three.  For accounting purposes, the Acquisition is considered to be outside the scope of IFRS 3 Business Combinations since Tower One was inactive prior to the Acquisition and were limited to the management of cash resources and the maintenance of its listing and accordingly did not constitute a business. The Acquisition was accounted for in accordance with IFRS 2 Share-based Payment whereby Tower Three was deemed to have issued shares in exchange for the net assets or liabilities of Tower One together with its listing status at the fair value of the consideration received by Tower Three.

Since the share and share-based consideration allocated to the former shareholders of the Company on closing the Acquisition is considered within the scope of IFRS 2, and the Company could not identify specifically some or all of the goods or service received in return for the allocation of the shares, the value in excess of the net identifiable assets or obligations plus liabilities assumed by the Company acquired on closing was expensed in the statement of comprehensive loss as listing expense.

The Company was deemed to have issued 6,735,885 common shares of Tower Three at $0.15 per common share for a fair value of $1,010,383, which was included as consideration to the former shareholders of the Company. The $0.15 value for the above-mentioned shares was based on the fair value from the concurrent private placement.  The fair value of all the consideration given and charged to listing expense was comprised of:

	$
Fair value of share based consideration allocated:
Deemed share issuance		1,010,383
Identifiable net obligations assumed:
Cash and cash equivalent		(1,378,183)
Subscriptions received for private placement		1,602,257
Other assets		(230,097)
Liabilities		139,807
Total		133,784
Total listing expense		1,144,167

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

4.        ACQUISITION OF EVOLUTION TECHNOLOGY SA

On March 30, 2017, the Company entered into a Share Purchase Offer Agreement with the shareholders of Evolution Technology SA (“Evotech”) to acquire a 65% ownership interest.  Since its incorporation on March 10, 2016, Evotech has obtained various permits for constructing cellular towers and also has master lease agreements with major telecom carriers in Argentina.

To obtain the 65% ownership interest, the Company paid US$350,000 and issued 1,500,000 common shares with a fair value of $480,000 to the shareholders of Evotech.  In addition, the Company is committed to contribute the funds necessary for Evotech to construct 50 towers, or a lower number of towers to be agreed between the parties, for up to a total maximum amount of US$3,500,000.

The Company determined that the acquisition of Evotech constituted a business combination as Evotech has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.  As part of the acquisition of Evotech, the Company acquired Evotech’s master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

		$
Cash paid	466,260
Fair value of common shares issued	480,000
Total consideration			946,260

Assets acquired:
Cash	4,676
Due from shareholders	6,490
Construction in progress	163,529
Master lease agreement	1,982,354

Less: liabilities assumed
Accounts payable	(7,440)
Deferred income tax liability	(693,824)
Net assets of Evotech	1,455,785
Net assets attributed to non-controlling interest	(509,525)
Net assets acquired	946,260

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

5.        ACQUISITION OF TOWER CONSTRUCTION & TECHNICAL SERVICES, INC.

On October 18, 2017, the Company entered into an Escrow Agreement with the shareholders of Tower Construction & Technical Services, Inc. (“TCTS”) to acquire 70% ownership interest in TCTS.

To obtain the 70% ownership interest, the Company is committed to operate the business and manage its financial affairs.  No cash consideration or equity instruments were issued on this acquisition.

The Company determined that the acquisition of TCTS constituted a business combination as it has inputs, processes and outputs.  As such, the Company has applied the acquisition method of accounting.

The following table presents assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

	$
Liabilities assumed:
Bank indebtedness		(52,042)
Accounts payable		(5,201)
Due to related parties		(127,655)
Net liabilities of TCTS		(184,898)
Net assets attributed to non-controlling interest		-
Net liabilities assumed		(184,898)

The excess of net liabilities over consideration paid was written off to loss on investments as the future profitability of TCTS is uncertain.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

6.	ACQUISITION OF COMERCIALIZADORA MEXMAKEN, S.A. DE C.V.

On April 3, 2018, the Company entered into a Share Purchase Offer Agreement with the shareholders of Comercializadora Mexmaken, S.A. de C.V. (“Mexmaken”) to acquire a 90% ownership interest.  Since its incorporation on September 9, 2015, Mexmaken obtained two Master Lease Agreements (“MLA”) with major Mexican telecom operators, one of which was acquired prior to the Company’s acquisition of Mexmaken.

To obtain the 90% ownership interest, the Company issued 7,500,000 common shares with a fair value of $1,312,500 to the shareholders of Mexmaken. As part of the acquisition of Mexmaken, the Company also issued common shares to a related party, who was a controlling shareholder of Mexmaken.

The Company determined that the acquisition of Mexmaken constituted a business combination as Mexmaken has inputs, processes and outputs. As such the Company has applied the acquisition method of accounting.  As part of the acquisition of Mexmaken, the Company acquired Mexmaken’s master lease agreement, which was recorded as an intangible asset.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed based on their estimated fair values, which is the same as the carrying values, at the date of acquisition:

	$
Fair value of common shares issued		1,312,500
Total consideration		1,312,500

Assets acquired:
Cash		18,436
Amounts receivable and prepaid expenses		20,463
Construction in progress		91,339
Furniture and equipment		2,741
Master lease agreement		428,000
Goodwill		1,315,258

Less: liabilities assumed
Accounts payable		(356,404)
Deferred income tax liability		(61,500)
Net assets of Mexmaken		1,458,333
Net assets attributed to non-controlling interest		(145,833)
Net assets acquired		1,312,500

As at December 31, 2018, the Company completed an impairment analysis in accordance with IAS 36 and determined that the carrying value of the Mexmaken CGU exceeded the fair value of the Mexmaken CGU based on its value in use. As a result, the Company recognized impairment of $2,132,942, including $1,315,258 of goodwill, $461,597 of property and equipment, $417,587 of intangible asset, and recorded a recovery of deferred income taxes of $61,500.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies used in the preparation of these Consolidated financial statements:

Cash and cash equivalents
Cash and cash equivalents are comprised of cash on hand, deposits in banks and highly liquid investments having original terms to maturity of 90 days or less.

Loss per share
Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period. To compute diluted loss per share, adjustments are made to common shares outstanding. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would be outstanding if, at the beginning of the period or at time of issuance, all options and warrants were exercised. The proceeds from exercise are assumed to be used to purchase the Company’s common shares at their average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Revenue recognition
The Company’s leasing revenue is derived from lease arrangements to obtain rights to use the Company’s equipment.

Leases in which a significant portion of the risks and rewards of ownership are retained by the Company are classified as operating leases. Assets under operating leases are included in equipment. Leasing revenue from operating leases is recognized as the leasing services are provided.

The Company also earns service revenue. This revenue is recognized when the control over goods or services is transferred to the customer. As such, the revenue is recognized after: the contract is identified; performance obligations are identified; the transaction price is determined; the transaction price is allocated to the various performance obligations (if multiple performance obligations are identified); and ultimately, once the performance obligation is satisfied.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation
The results and financial position of a subsidiary whose functional currency is not the currency of a hyperinflationary economy is translated into the presentation currency using the following procedures:

i.	Assets and liabilities for each statement of financial position presented (i.e. including comparatives) are translated at the closing rate at the date of the statement of financial position;
ii.	Income and expenses for each statement presenting profit or loss and other comprehensive income (i.e. including comparatives) are translated at exchange rates at the dates of the transactions; and
iii.	All resulting exchange differences are recognized in other comprehensive income.

For practical reasons, a rate that approximates the exchange rates at the dates of the transactions, for example an average rate for the period, is often used to translate income and expense items.

The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. For the year ended December 31, 2018, an unrealized foreign exchange translation loss of $480,132 (2017 –  $18,120; 2016 – $9,179) was recorded under accumulated other comprehensive loss as a result of changes in the value of the Colombian Peso, Argentina Peso, Mexican Peso and US dollars with respect to the Canadian dollar.

The results and financial position of a subsidiary whose functional currency is the currency of a hyperinflationary economy are translated into the presentation currency using the following procedures:

i.
All amounts (i.e. assets, liabilities, equity items, income and expenses, including comparatives) are translated at the closing rate at the date of the most recent statement of financial position, except that

ii.	When amounts are translated into a non-hyperinflationary presentation currency (i.e. CAD), comparative amounts remain unchanged from those reported in the prior periods.

When an entity's functional currency is the currency of a hyperinflationary economy, the entity shall restate its financial statements in accordance with IAS 29 before applying the translation method described above. When the economy ceases to be hyperinflationary and the entity no longer restates its financial statements in accordance with IAS 29, it shall use as the historical costs for translation into the presentation currency the amounts restated to the price level at the date the entity ceased restating its financial statements.
For the year ended December 31, 2018, it was determined that Argentina was in a state of hyperinflation. The Company’s subsidiary, Evotech, operates in Argentina and the functional currency of Evotech is the Argentinian Peso. Accordingly, the balances of Evotech were restated using the historical cost approach in accordance with IAS 29 prior to translation into the presentation currency. In order to restate the balances of Evotech, the Company used Argentina’s consumer price index, Índice de Precios al Consumidor (“IPCBA”), as per which the IPCBA for Argentina fluctuated from 483.30 at December 2017 to 703.01 in December 2018.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment
Property and equipment is stated at cost less accumulated amortization and accumulated impairment loss. Amortization expense for towers begins in the month of transfer of each tower from construction in progress to towers.  Costs not clearly related to the procurement, manufacturing and implementation are expensed as incurred.

Towers represent cellular towers owned by the Company. The towers are operated at various sites and under contractual license agreements.

•	Amortization of the equipment is calculated on the declining-balance basis at the following annual rates: Towers - 10%
•	Furniture and equipment - between 10% and 33.3%

Costs of assets in the course of construction are capitalized as construction in progress. Upon completion, the cost of construction is transferred to the appropriate category of property and equipment and amortization commences when the asset is available for its intended use.

An asset’s residual value, useful life and amortization method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of equipment have different useful lives, they are accounted for as separate items (major components) of equipment.

Gains and losses on disposal of an item of equipment are determined by comparing the proceeds from disposal with the carrying amount of the equipment and are recognized in profit or loss.

Intangible asset
Intangible assets consist of master lease agreements acquired by the Company. Acquired lease agreements are carried at cost less accumulated amortization and impairment. Intangible assets with indefinite lives are not amortized but are reviewed annually for impairment. Any impairment of intangible asset is recognized in the statement of operations and comprehensive loss but increases in intangible asset values are not recognized.

Estimated useful lives of intangible assets are the shorter of the economic life and the period the right is legally enforceable. The assets’ useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date. The useful life of the Company’s intangible assets, consisting of master lease agreements, is estimated to be 25 years.

At each financial position reporting date, the carrying amounts of the Company’s long-lived assets, including property and equipment and intangible asset, are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating units (“CGU’s”) to which the asset belongs.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment
Non-financial assets are tested for impairment whenever events or changes in circumstances indicate that an asset’s carrying amount may be less than its recoverable amount. Management uses its judgment to estimate these inputs and any changes to these inputs could have a material impact on the impairment calculation. For impairment testing, non-financial assets that do not generate independent cash flows are grouped together into CGU, which represent the levels at which largely independent cash flows are generated. An impairment loss is recognized in earnings to the extent that the carrying value of an asset, CGU or group of CGU’s exceeds its estimated recoverable amount. The recoverable amount of an asset, CGU or group of CGU’s is the greater of its value in use and its fair value less cost to sell. Value in use is calculated as the present value of the estimated future cash flows discounted at appropriate pre-tax discount rates. An impairment loss relating to a specific asset reduces the carrying value of the asset. An impairment loss relating to a group of CGU’s is allocated on a pro-rata basis to reduce the carrying value of the assets in the units comprising the group. A previously recognized impairment loss related to non-financial assets is assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss related to non-financial assets is reversed if there is a subsequent increase in the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying value does not exceed the carrying value that would have been determined, net of depreciation or amortization, if no loss had been recognized.

Share capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects. Common shares issued for consideration other than cash, are valued based on their market value at the date the shares are issued.

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component. The Company considers the fair value of common shares issued in a private placement to be the more easily measurable component and the common shares are valued at their fair value, as determined by the closing quoted bid price on the announcement date. The balance, if any, is allocated to the attached warrants. Any fair value attributed to the warrants is recorded as reserves.

Share-based payments
Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The amount recognized as an expense is adjusted to reflect the number of awards expected to vest. The offset to the recorded cost is to warrants and options reserve.  Consideration received on the exercise of stock options is recorded as share capital and the related amount in warrants and options reserve is transferred to share capital. Charges for options that are forfeited before vesting are reversed from share-based payments reserve. For those options that expire or are forfeited after vesting, the recorded value is transferred to deficit.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)
7.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes
Income tax expense consisting of current and deferred tax expense is recognized in the consolidated statement of comprehensive loss. Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period-end, adjusted for amendments to tax payable with regard to previous years.

Deferred tax assets and liabilities and the related deferred income tax expense or recovery are recognized for deferred tax consequences attributable to differences between the carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is reduced. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions
Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resourced embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.  The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the statement of financial position date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount receivable can be measured reliably.

Financial instruments

Financial assets - Classification

The Company classifies its financial assets in the following categories:

•	Those to be measured subsequently at fair value (either through Other Comprehensive Income (“OCI”), or through profit or loss), and
•	Those to be measured at amortized cost.

The classification depends on the Company’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses are either recorded in profit or loss or OCI.

Financial assets - Measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVTPL”), transaction costs that are directly attributable to the acquisition of the financial asset.  Transaction costs of financial assets carried at FVTPL are expensed in profit or loss. Financial assets are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Subsequent measurement of financial assets depends on their classification. There are three measurement categories under which the Company classifies its financial assets:

•
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included as finance income using the effective interest rate method.

•
Fair value through OCI (“FVOCI”): Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains and losses, interest revenue, and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains (losses). Interest income from these financial assets is included as finance income using the effective interest rate method.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

•
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVTPL. A gain or loss on an investment that is subsequently measured at FVTPL is recognized in profit or loss and presented net as revenue in the Statement of Loss and Comprehensive Loss in the period in which it arises.

The Company has classified its cash and cash equivalents, amounts receivable, and other receivable as FVTPL.

Financial liabilities

The Company classifies its financial liabilities into the following categories:

•	Financial liabilities at FVTPL; and
•	Amortized cost.

A financial liability is classified as at FVTPL if it is classified as held-for-trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. The fair value changes to financial liabilities at FVTPL are presented as follows:

•	the amount of change in the fair value that is attributable to changes in the credit risk of the liability is presented in OCI; and
•	the remaining amount of the change in the fair value is presented in profit or loss.

The Company does not designate any financial liabilities at FVTPL.

Other non-derivative financial liabilities are initially measured at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

The Company has classified its bank indebtedness, accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and bonds payable as amortized cost.

Fair value hierarchy

The following table summarizes the fair value hierarchy under which the Company's financial instruments are valued.

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and
Level 3 - Inputs for the asset or liability that are not based upon observable market data.

Cash is carried at fair value using a level 1 fair value measurement. The carrying value of amounts receivable, other receivables, accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and liabilities related to assets held for sale approximate their fair value because of the short-term nature of the instruments.

Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair values.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

7.        SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Adoption of new pronouncements
The Company adopted the following standards for the year ended December 31, 2018:

•	IFRS 9 Financial Instruments
•	IFRS 15 Revenue from Contracts with Customers
•	IFRS 2 Share-based Payment

The mandatory adoption of the above revised accounting standards and interpretations on January 1, 2018 had no significant impact on the Company’s Consolidated financial statements for the current year or prior year presented.

Future changes in accounting policies
Certain new standards, interpretations and amendments to existing standards have been issued by the IASB that are mandatory for future accounting periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

Standard effective for annual periods beginning on or after January 1, 2019

IFRS 16 – Leases - In January 2016, the IASB issued IFRS 16 “Leases” (“IFRS 16”) that sets out the principles for recognition, measurement, presentation and disclosure of leases for both lessee and lessor. IFRS 16 introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases, except when the term is 12 months or less or when the underlying asset has a low value. The effective date of IFRS 16 for the Company is January 1, 2019 and the Company will apply the standard retrospectively with the cumulative effect of initially applying the standard recognized as an adjustment to the opening balance of retained earnings or deficit at that date, subject to permitted practical expedients. Therefore, the Company will not restate comparative information.

The adoption of IFRS 16 will result in the recognition of a right-of-use asset and a lease liability measured at the present value of the future lease payments on the consolidated statements of financial position for a majority of its leases that are considered operating leases under IAS 17 “Leases”. An amortization expense on the right-of-use asset and an interest expense on the lease liability will replace the operating lease expense. IFRS 16 will change the presentation of cash flows relating to leases in the Company’s consolidated statements of cash flows, but does not cause a difference in the amount of cash transferred between the parties of a lease. The Company is currently finalizing the quantification of the impact of IFRS 16 on its consolidated financial statements. As at January 1, 2019, it is estimated that total liabilities would increase by approximately $1,070,000 and assets would increase by approximately $1,070,000. The Company is continuing to assess the overall impact of the new standard, including the required changes to the disclosures in its consolidated financial statements.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

8. INTANGIBLE ASSETS

	Master lease agreements
	$
Cost
Balance, December 31, 2016		-
Acquired through the acquisition of Evotech		1,982,354
Balance, December 31, 2017		1,982,354
Acquired through the acquisition of Mexmaken		428,000
Impairment		(428,000)
Balance, December 31, 2018		1,982,354

Accumulated amortization
Balance, December 31, 2016		-
Additions		59,471
Balance, December 31, 2017		59,471
Additions		89,707
Impairment		(10,413)
Balance, December 31, 2018		138,765

Net book value
December 31, 2017		1,922,883
December 31, 2018		1,843,589

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

9. PROPERTY AND EQUIPMENT

	Towers	Construction in progress	Furniture and equipment	Total
Cost
Balance, December 31, 2016	252,021	-	-	252,021
Monetary adjustment for hyperinflationary economy	-	-	-	-
Obtained through acquisition of Evotech	163,529	-	-	163,529
Additions	37,249	2,780,680	69,267	2,887,196
Transfer from CIP to towers	726,930	(726,930)	-	-
Foreign exchange movement	(146,142)	(248,822)	(8,752)	(403,716)
Balance, December 31, 2017	1,033,587	1,804,928	60,515	2,899,030
Monetary adjustment for hyperinflationary economy	906,732	504,218	17,275	1,428,225
Obtained through acquisition of Mexmaken	-	91,339	2,741	94,080
Additions	-	8,413,968	22,665	8,436,633
Transfer from CIP to towers	6,164,373	(6,164,373)	-	-
Reclassification to assets held for sale	(1,196,745)	-	-	(1,196,745)
Foreign exchange movement	(1,678,606)	(997,950)	(34,399)	(2,710,954)
Impairment	(461,597)	-	-	(461,597)
Balance, December 31, 2018	4,767,745	3,652,130	68,797	8,488,672

Accumulated Amortization
Balance, December 31, 2016	3,543	-	-	3,543
Additions	27,458	-	7,539	34,997
Foreign exchange movement	(5,101)	-	(1,075)	(6,176)
Balance, December 31, 2017	25,900	-	6,464	32,364
Additions	379,116	-	13,012	392,128
Reclassification to assets held for sale	(80,369)	-	-	(80,369)
Foreign exchange movement	(70,334)	-	(6,595)	(76,929)
Balance, December 31, 2018	254,314	-	12,881	267,195

Net book value
December 31, 2017	1,007,687	1,804,928	54,051	2,866,696
December 31, 2018	4,513,432	3,652,130	55,916	8,221,477

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

10.       ASSETS HELD FOR SALE

During the year ended December 31, 2018, the Company entered into an asset purchase agreement (the “Agreement”) with a company (the “Purchaser”) whereby the Company has agreed to sell to the Purchaser certain tower assets in Colombia. The sale was not completed as of December 31, 2018, and accordingly the Company has reclassified the towers from property and equipment to assets held for sale on the consolidated statement of financial position. The net book value reported represents the lower of the carrying value and fair value less costs to sell.

In connection with the Agreement, the Company received an advance of USD$1,300,000 from the Purchaser in the form of a promissory note. The amount is subject to an annual interest rate of 10%, due on demand and is secured by a personal guarantee from the Company’s Chief Executive Officer. During the year ended December 31, 2018, the Company has incurred interest expense of $14,840 on this promissory note, which remains payable and is recorded within interest payable on the consolidated statement of financial position. As at December 31, 2018, the balance of the promissory note outstanding is $1,780,822 (USD$1,300,000)

11.        CONVERTIBLE DEBENTURES

June 2018

In June, 2018, the Company issued secured convertible debentures for gross proceeds of $1,000,000 under the following terms:

•	A term of one year;
•	An interest rate of 1% per month, payable monthly; and
•	Convertible into common shares of the Company at $0.20 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the holders exercisable at a price of $0.25 per common share for a period of one year. The Company also incurred cash debt issuance costs of $76,791.

In November, 2018, the terms of these convertible debentures were modified as follows:

•	The conversion price was reduced to $0.10 per common share;
•	The expiry date of the original warrants was extended to November 13, 2019;
•	The exercise price of the share purchase warrants was reduced to $0.125 per common share; and
•
The Company issued 5,000,000 additional share purchase warrants to the purchasers exercisable at a price of $0.125 per common share, subject to certain adjustments in certain events with an expiry date of November 13, 2019.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

11.       CONVERTIBLE DEBENTURES (CONTINUED)

November 2018

In November, 2018, the Company issued secured convertible debentures for gross proceeds of $500,000 under the following terms:

•	A term of seven months;
•	An interest rate of 1% per month, payable monthly; and
•	Convertible into common shares of the Company at $0.10 per common share, until June 12, 2019, subject to adjustment in certain events.

In connection with the convertible debentures, the Company also issued 5,000,000 share purchase warrants to the purchasers exercisable at a price of $0.125 per common share for a period of one year until November 13, 2019. The Company also incurred cash debt issuance costs of $46,295.

The convertible debentures are secured against the assets of the Company and its subsidiaries pursuant to the terms of a general security agreement of the Company issued in favor of the holders.

For accounting purposes, the convertible debentures are separated into their liability and equity components using the residual method. The fair value of the liability component at the time of issue was determined based on an estimated rate of 17% for convertible debentures without the conversion feature. The fair value of the equity component was determined as the difference between the face value of the convertible debentures and the fair value of the liability component. After initial recognition the liability component is carried on an amortized cost basis and will be accreted to its face value over the term to maturity of the convertible debentures at the effective rates noted below.

	June 2018		November 2018		Total
	$		$		$
Principal amount		1,000,000		500,000		1,500,000

Equity portion		35,738		17,845		53,583
Transaction costs		(2,933)		(1,464)		(4,397)
Deferred income tax liability		(31,022)		(15,491)		(46,513)
Allocation to contributed surplus		1,783		890		2,673

Liability portion		964,262		482,155		1,446,417
Transaction costs		(79,125)		(39,564)		(118,689)
Accretion expense		60,267		4,629		64,896
Converted		(5,000)		-		(5,000)
Carrying value		940,404		447,220		1,387,624

Effective interest rate		25%		25%

During the year ended December 31, 2018, the Company has incurred interest expense of $71,836 on the convertible debentures, of which $21,836 remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

12.	LOANS PAYABLE

Loans outstanding as at December 31, 2018 and 2017 are summarized as follows:

Balance, December 31,			Amount
2018	2017	Currency	received		Repayments	Rate	Terms
CAD $	CAD $					%
354,434	-	USD	380,800	(i)	(121,000)	48%	Unsecured, due February 24, 2019
109,141	-	USD	80,000		-	24%	Unsecured, due March 6, 2019
68,213	-	USD	50,000		-	36%	Unsecured, due February 19, 2019
109,141	-	USD	80,000		-	0%	Unsecured, due on demand
147,135	-	Colombian Pesos	350,000,000		-	0%	Unsecured, due on demand
315,231	-	Argentinian Pesos	8,706,554		-	0%	Unsecured, due on demand
2,927	-	USD	2,142		-	0%	Unsecured, due on demand
1,106,222	-

(i) In connection with this loan, the Company issued 300,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $20,052 (USD$15,472) (2017 - $Nil; 2016 - $Nil) on the loans payable, which remains payable and have been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

13.      BONDS PAYABLE

During the year ended December 31, 2018, the Company issued a total of 9,663 bonds at a price of $100 each for gross proceeds of $966,300. The bonds are secured against all present and after-acquired personal property of the Company, incur interest at a rate of 10% paid monthly, and mature three years from the date of issuance. In connection with the bonds issued, the Company paid cash debt issuance costs of $77,304 and issued 740,240 share purchase warrants with a fair value of $28,514. The share purchase warrants are exercisable at prices ranging from $0.08 to $0.14 per common share for a period of two years.

The fair value of the share purchase warrants was calculated using the Black-Scholes model and the following weighted average assumptions:

Share price at date of grant	$0.10
Exercise price	$0.10
Expected life	2 years
Expected volatility	92.85%
Risk free interest rate	2.12%
Expected dividend yield	0%
Expected forfeiture rate	0%

The cash debt issuance costs and fair value of the share purchase warrants were applied against the carrying value of the bond. As at December 31, 2018, the carrying value of the bond is $865,937. During the year ended December 31, 2018, the Company has incurred interest expense of $15,038 on the bonds payable, which remains payable and has been recorded within interest payable on the consolidated statement of financial position.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

14.      RELATED PARTY BALANCES AND TRANSACTIONS

Loans payable to related parties include loans and advances received from related individuals and companies related to directors and officers of the Company. As at December 31, 2018 and December 31, 2017, the Company has the following loan balances with related parties:

Balance, December 31,			Amount
2018	2017	Currency	received		Repayments	Rate	Terms
CAD $	CAD $					%
1,296,330	1,191,775	USD	950,000	(i)	-	24%	Unsecured, due on demand
255,700	-	USD	599,928		(412,500)	0%	Unsecured, due on demand
75,034	-	USD	55,000 (ii)		-	24%	Unsecured, due on demand
13,643	-	USD	10,000		-	24%	Unsecured, due January 30, 2019
68,213	-	USD	50,000		-	24%	Unsecured, due February 14, 2019
68,213	-	USD	50,000		-	24%	Unsecured, due February 25, 2019
207,803	-	Colombian Pesos	494,316,334		-	0%	Unsecured, due on demand
124,844	-	Argentinian Pesos	3,448,132		-	0%	Unsecured, due on demand
-	148,875	-	-		-	-	Accrued interest and other
2,109,780	1,340,650

(i) In connection with these loans, the Company incurred monthly penalty fees of 10% until June 30, 2018 once the loans reached their initial maturity dates. During the year ended December 31, 2018, the Company paid finance expenses of $528,132 (USD $407,500) (2017 - $Nil; 2016 - $Nil) in connection with these monthly penalties. During the year ended December 31, 2017, the Company issued 750,000 stock options in connection with these loans.

(ii) In connection with this loan, the Company issued 250,000 incentive share purchase warrants exercisable at $0.15 per common share for a period of two years from the date of grant.

During the year ended December 31, 2018, the Company has incurred interest expense of $311,102 (USD $240,043) (2017 - $114,719; 2016 - $Nil) in connection with the related party loans noted above. As at December 31, 2018, $830,264 of unpaid interest and loan penalties have been included within interest payable on the consolidated statement of financial position.

As at December 31, 2018, the Company has advanced $224,976 (2017 - $Nil) to related parties in connection with costs to be incurred on behalf of the Company. This amount is included within other receivables on the consolidated statement of financial position. The amounts advanced are unsecured, non-interest bearing and due on demand.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

14.      RELATED PARTY BALANCES AND TRANSACTIONS (CONTINUED)

Key management personnel receive compensation in the form of short-term employee benefits, share-based payments, and post-employment benefits. Key management personnel include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer. The remuneration of key management is as follows:
	2018		2017		2016
	$		$		$
Consulting fees paid to the CEO		165,605		151,200		-
Consulting fees paid to the COO		114,546		-		-
Consulting fees paid to the CFO		99,092		120,055		-
Total		379,243		271,255		-

During the year ended December 31, 2018, the Company granted stock options to directors and officers resulting in share-based compensation of $1,913,692 (2017 - $3,832,497; 2016 - $Nil).

15.     SHARE CAPITAL

a)	Authorized:
Unlimited	Class A common shares without par value
1,500,000                             Class B Series I preferred shares without par value
1,000,000                             Class B Series II preferred shares without par value

b)	Issued and outstanding:

During the year ended December 31, 2018:

•	On April 3, 2018, the Company issued 7,500,000 common shares for the acquisition of Mexmaken as described in Note 6.

•	On April 3 2018, the Company issued 780,000 common shares to to a related party for interest payment of $156,000 (USD$120,000).

•	The Company issued 50,000 common shares pursuant to the exercise of the conversion option of certain convertible debentures as described in Note 11.

•
The Company issued 5,600,000 common shares for gross proceeds of $1,260,000 pursuant to the exercise of stock options.  In connection with the exercise of stock options, $1,200,301 was transferred from contributed surplus to share capital.

•
The Company issued 525,690 units for services with a fair value of $110,395.  Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.  The fair value of the services received was not readily determinable, as such, the common shares were valued at the fair value of common shares on grant date.  No value has been allocated to the warrants.

•
The Company issued 142,857 units for the subscriptions received in 2017 in the amount of $30,000.  Each unit has the same term as above. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.25 for a period of six months.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

15. SHARE CAPITAL (CONTINUED)

b)	Issued and outstanding (continued):

•
On January 8, 2018, the Company extended the expiry date of existing warrants from January 12, 2018 to July 21, 2018.  As a result of the modification, share-based compensation of $10,410 was incurred. The Company also announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of all the warrants reduced to $0.25 if exercised prior to March 30, 2018, which was further extended to April 6, 2018. One Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.40 for six months.  The Company engaged an agent to provide services in connection with the incentive program.  The Company issued to the agent such number of new warrants to be equal to 8% of the exercised warrants in this program, entitling the agent to acquire units of the Company at an exercise price of $0.25 per unit, with each unit comprising of one common share and one non-transferable share purchase warrant entitling the agent to acquire an additional common share of the Company at a price of $0.40 per share for one year.

8,665,201 warrants were exercised under this program and consequently, 8,665,201 Incentive Warrants were issued. The Company received proceeds of $2,166,300 for the exercise of warrants.

During the year ended December 31, 2017:

•
The Company closed a non-brokered private placement and issued 15,484,912 units at $0.15 per unit for gross proceeds of $2,322,737. Each unit is comprised of one common share and one share purchase warrant exercisable for one common share at an exercise price of $0.40 for 12 months following the transaction. If the share price trades at $0.60 for 10 consecutive trading days then the warrant holders will receive notice from the Company to accelerate the exercise of the warrants within 10 days or they will expire. The Company paid finders and brokers cash commissions of $87,767 and issued 585,117 broker warrants with the same terms as the warrants in the private placement. The broker warrants have the same terms as those issued as part of the units and have a fair value of $142,319 calculated using the black-scholes option pricing model.

On June 19, 2017, the Company announced warrant price reduction and exercise incentive program. Under the incentive program, the exercise price of the warrants issued on January 12, 2017 were reduced to $0.30 if exercised prior to July 21, 2017 and one Incentive Warrant was granted for each warrant exercised. Each Incentive Warrant was exercisable to acquire one common share at a price of $0.50 for one year. As a result, 3,774,466 warrants were exercised under this program and consequently, 3,774,466 Incentive Warrants were issued. The Company received proceeds of $1,132,340 for the exercise of warrants.

•
The Company issued 500,000 common shares to Rojo Resources Ltd. (Rojo). Under an Assignment Agreement whereby the Company would take assignment of all of Rojo’s assets in consideration of 500,000 common shares to Rojo. This Assignment Agreement was subsequently terminated and as a result, the fair value of the investment in the amount of $175,000 was fully written off.

•
The Company issued a total of 1,000,000 common shares for services with a fair value of $340,000. The fair value of the services received was not readily determinable, as such, the shares were valued at the fair value of common shares on grant date.

•
The Company issued 14,904,901 common shares for gross proceeds of $3,818,339 pursuant to the exercise of stock options and warrants. In connection with the exercise of stock options and warrants, $2,959,537 was transferred from contributed surplus to share capital.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

15. SHARE CAPITAL (CONTINUED)

b)	Issued and outstanding (continued):

•	The Company issued common shares in connection with the reverse take over transaction described in Note 3 and the acquisition of Evotech described in Note 4.

Escrowed Shares:

(i)
Pursuant to an escrow agreement, the 30,000,000 common shares issued pursuant to the Acquisition are subject to escrow restrictions.  The escrow shares will be released based on certain performance conditions.  At December 31, 2018, all 30,000,000 common shares remain in escrow (2017 – 30,000,000 common shares).

(ii)
In addition, the 500,000 common shares issued to Rojo are subject to escrow restrictions. These escrow shares will be released 10% on the issuance date, with the remaining to be released 15% every six months. As of December 31, 2018 2018, there were 225,000 common shares remain in escrow (2017 – 375,000 common shares).  The next release date will be April 18, 2019 for 75,000 common shares.

c) Warrants:

As part of the January 12, 2017 private placement, the Company issued 15,484,912 warrants. Each warrant allowed the holder of the unit to acquire one additional Common Share until January 12, 2018 at an exercise price of $0.40.  In addition, the Company issued 585,117 agent warrants as part of the share issue costs.  The fair value of the agent warrants was determined to be $208,211 or $0.36 per warrant using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value.  The following assumptions were used for the calculation:

Exercise price	$0.40
Expected life	2 years
Expected volatility	225%
Risk free interest rate	0.76%
Expected dividend yield	0%
Expected forfeiture rate	0%

On January 8, 2018, the Company modified the expiry date of all existing warrants to July 21, 2018. Share-based compensation of $10,410 was recorded on the agents warrants, based on the following assumptions:

Exercise price	$0.40
Expected life	0.5 years
Expected volatility	81%
Risk free interest rate	1.32%
Expected dividend yield	0%
Expected forfeiture rate	0%

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

15.      SHARE CAPITAL (CONTINUED)

c) Warrants (continued)

   A continuity of warrants for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2015 and 2016	-		-
Granted	19,844,495		0.42
Exercised	(3,774,466)		0.40
Balance, December 31, 2017	16,070,029		0.42
Granted	24,955,702		0.22
Exercised	(8,665,201)		0.25
Expired	(16,070,029)		0.43

Balance, December 31, 2018	16,290,501		0.12

The following table summarizes the share purchase warrants outstanding and exercisable as at December 31, 2018:

Number of warrants outstanding	Exercise price	Expiry date
10,000,000	0.125	November 13, 2019
5,000,000	0.125	November 27, 2019
113,829	0.140	September 20, 2020
48,448	0.125	September 27, 2020
550,000	0.150	September 30, 2020
141,913	0.115	October 11, 2020
31,491	0.110	October 24, 2020
22,067	0.120	November 1, 2020
90,165	0.085	November 25, 2020
111,700	0.080	December 2, 2020
180,888	0.090	December 30, 2020
16,290,501

The weighted average outstanding life of the warrants outstanding as at December 31, 2018 is 0.96 years.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

15.      SHARE CAPITAL (CONTINUED)

d) Stock options

The Company has established a stock option plan for directors, employees, and consultants. Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the Canadian Stock Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12 month period is limited to 5% of the issued shares of the Company.

During the years ended December 31, 2018 and 2017, the Company granted stock options to certain directors, officers and consultants of the Company. There were no stock options granted during the year ended December 31, 2016. The weighted average fair value of the stock options during the year ended December 31, 2018 was determined to be $1,913,692 (2017 - $3,693,799; 2016 - $Nil) using the Black-Scholes option pricing model, which requires management to make estimates that are subjective and may not be representative of the actual results. Changes in assumptions can materially affect estimates of fair value.  The following weighted average assumptions were used for the calculation:

	2018	2017	2016
Share price at grant date	$0.22	$0.25	-
Exercise price	$0.23	$0.26	-
Expected life (in years)	5	2	-
Expected volatility	202%	215%	-
Risk free interest rate	2.07%	0.76%	-
Expected dividend yield	0%	0%	-
Expected forfeiture rate	0%	0%	-

      A continuity of stock options for the years ended December 31, 2018, 2017 and 2016 is as follows:

	Number	Weighted average exercise price
		$
Balance, December 31, 2015 and 2016	-		-
Granted	15,695,000		0.25
Exercised	(11,130,435)		0.17
Balance, December 31, 2017	4,564,565		0.28
Granted	8,690,000		0.24
Exercised	(5,600,000)		0.23
Cancelled or forfeited	(6,379,565)		0.25
Balance, December 31, 2018	1,275,000		0.30

      As at December 31, 2018, the following stock options were outstanding and exercisable:

Options Outstanding	Options exercisable	Exercise price	Remaining life (years)	Expiry date
				$
325,000	325,000	0.45	3.21	March 17, 2022
950,000	950,000	0.25	4.13	February 17, 2023
1,275,000	1,275,000	0.30	3.90

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

16.      CAPITAL DISCLOSURE

The Company considers its capital under management to be comprised of shareholders’ equity and any debt that it may issue. The Company’s objectives when managing capital are to maximize return on investment in towers, expand the Company’s wireless coverage footprint and to maximize returns for shareholders over the long term. The Company is not subject to any capital restrictions. There has been no change in the Company’s objectives in managing its capital.

17.	FINANCIAL INSTRUMENTS AND RISK

As at December 31, 2018, the Company’s financial instruments consist of cash and cash equivalents, amounts receivable, other receivables, bank indebtedness, accounts payable, interest payable, deferred revenues, convertible debentures, promissory note payable, loans payable, loans from related parties, and bonds payable.

The Company provides information about financial instruments that are measured at fair value, grouped into Level 1 to 3 based on the degree to which the inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include inputs that are not based on observable market data.

Cash is measured using level 1 fair value inputs.  The carrying values of the amounts receivable, other receivables, accounts payable, interest payable, deferred revenues, convertible debentures, loans payable, and loans from related parties approximate their fair values because of the short-term nature of these instruments.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. To minimize the credit risk the Company places cash with a high credit quality financial institution.

Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company's objective in managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due.  The Company uses cash to settle its financial obligations as they fall due.  The ability to do this relies on the Company’s ability to collect its revenue in a timely manner, continuous support from shareholders and investors and maintain sufficient cash on hand.  To the extent that the Company does not believe it has sufficient liquidity to meet its current obligations, the Board of Directors considers securing additional funds through issuances of equity and debt or partnering transactions.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

The Company monitors its risk of shortage of funds by monitoring the maturity dates of existing trade and other accounts payable. The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2018 based on the undiscounted contractual cash flows:

	Carrying amount		Contractual cash flows		Less than 1 year		1 - 3 years		4 - 5 years		After 5 years
	$		$		$		$		$		$
Bank indebtedness		39,464		39,464		-		-		-		-
Accounts payable		3,705,748		3,705,748		-		-		-		-
Interest payable		903,086		903,086		-		-		-		-
Convertible debentures		1,387,624		1,500,000		-		-		-		-
Promissory note payable		1,780,822		1,780,822		-		-		-		-
Loans payable		1,106,222		1,106,222		-		-		-		-
Loans from related parties		2,109,780		2,109,780		-		-		-		-
Bonds payable		865,937		-		-		966,300		-		-
Total		11,898,683		11,145,122		-		966,300		-		-

The Company has a working capital deficiency as of December 31, 2018 of $10,107,344.

Currency Risk
The Company generates revenues and incurs expenses and capital expenditures primarily in Canada, Colombia, Argentina, USA and Mexico and is exposed to the resulting risk from changes in foreign currency exchange rates. Some administrative and head office related expenses are incurred in Canada. In addition, the Company holds financial assets and liabilities in foreign currencies that expose the Company to foreign exchange risks. A significant change in the currency exchange rates between the Canadian dollar relative to the Colombia Peso, Argentina Peso US dollars or Mexican Peso could have a material adverse effect on the Company's results of operations, financial position and/or cash flows. The Company has not hedged its exposure to currency fluctuations.

At December 31, 2018, the Company had the following financial instruments denominated in foreign currencies:

	Argentinian Pesos		Colombian Pesos		Mexican Pesos		United States Dollars		Total
	$		$		$		$		$
Cash and cash equivalents		38,481		14,752		73,962		221		127,415
Accounts receivable		36,143		37,017		275,429		45,500		394,089
Other receivable		67,142		-		-		-		67,142
Bank indebtedness		-		-		-		(39,464)		(39,464)
Accounts payable		1,330,347		236,385		944,405		(230,911)		2,280,225
Interest payable		-		-		-		(865,044)		(865,044)
Promissory note payable								(1,780,822)
Loans payable		(315,232)		(147,135)		-		(643,855)		(1,106,222)
Loans from related parties		(124,844)		(207,803)		-		(1,777,133)		(2,109,780)
Total		1,032,037		(66,784)		1,293,796		(5,291,508)		(1,251,639)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

17.	FINANCIAL INSTRUMENTS AND RISK (CONTINUED)

Interest Rate Risk
Interest rate risk is the risk that future cash flows of the Company’s assets and liabilities can change due to a change in interest rates.  Loans payable have fixed interest rates varying from 24% to 48%, and cash and cash equivalents earn interest at a nominal rate.  The Company is not exposed to significant interest rate risk.

18.      ECONOMIC DEPENDENCE

For the period ended December 31, 2018, all the sales were generated by seven customers (2017 and 2016 – two customers).  The loss of one or more of these customers could have a material adverse effect on the Company’s financial position and results of operations.

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

19.      SEGMENTED INFORMATION

The Company has five operating segments, which are the locations in which the Company operates.   The reportable segments are the Company’s Argentinian, Colombian, American, Mexican and Corporate operations. A breakdown of revenues, short-term assets, long-term assets and net-income for each reportable segment as at and for the years ended December 31, 2018 and 2017 is reported below. The Company only had one reporting segment as at and for the year ended December 31, 2016.

	Argentina		Colombia		Mexico		United States of America		Corporate		Total
	$		$		$		$		$		$
December 31, 2018:
Current assets		84,539		227,898		376,301		140,919		278,623		1,108,280
Property and equipment		6,801,551		194,932		1,069,171		155,823		-		8,221,477
Other non-current assets		67,142		-		-		-		3,184,941		3,252,083
Total assets		6,953,232		422,830		1,445,472		296,742		3,463,564		12,581,840

Revenues:
Tower rental revenue		490,202		161,826		-		-		-		652,028
Service revenue		-		-		-		904,714		-		904,714
Service revenue (inter-segment)		(249,580)		249,580		-		-		-		-
Total revenues		240,622		411,406		-		904,714		-		1,556,742

Net income (loss)		458,157		(201,313)		(386,363)		149,812		(8,708,000)		(8,687,707)

December 31, 2017:
Current assets		111,773		108,653		-		5,339		271,264		497,029
Property and equipment		2,503,342		341,371		-		-		21,983		2,866,696
Other non-current assets		21,948		14,435		-		35		1,900,901		1,937,319
Total assets		2,637,063		464,459		-		5,374		2,194,148		5,301,044

Revenues:
Tower rental revenue		65,061		118,700		-		-		-		183,761
Service revenue		-		-		-		16,737		-		16,737
Total revenues		65,061		118,700		-		16,737		-		200,498

Net income (loss)		(800,363)		(308,499)		-		(390,706)		(8,364,109)		(9,863,677)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018 and 2017
(Expressed in Canadian Dollars)

20. COMMITMENTS

(i)	The Company is committed to construct 50 towers in Argentina as described in Note 4.

(ii)
The Company has entered into various rental agreements for premises upon which towers are constructed. The rental agreements range in periods from 10 years to 20 years. The minimum payments under the Company’s existing rental agreements are as follows:

	$
Less than one year		246,051
Two to five years		983,062
Beyond five years		1,205,287
Total		2,434,400

21. INCOME TAXES

The tax effect (computed by applying the federal and provincial/state statutory rates in the jurisdictions the Company and its subsidiary operate) of the significant temporary differences, which comprise deferred income tax assets and liabilities, are as follows:

	2018		2017		2016
	$		$		$
Net income (loss) before taxes		(9,000,755)		(9,968,677)		(292,004)
Average tax rate		32%		26%		25%
Income tax expense (recovery)		(2,198,000)		(2,458,000)		(73,000)

Permanent differences and others		(303,048)		1,457,000		-
Effect of change in income tax rates		(37,000)		(6,000)		-
Temporary differences		57,000		-		-
Change in valuation allowance		2,168,000		902,000		73,000
Net deferred tax (recovery)		(313,048)		(105,000)		-

The significant components of deferred income tax assets and liabilities are as follows:

	2018		2017
	$		$
Non-capital loss carry forward		4,518,711		2,214,176
Capital assets		139,000		-
Intangible assets		(645,000)		(694,000)
Share issuance costs		14,000		19,000
Capital losses		4,000		-
Convertible debentures		(30,000)		-
Bonds payable		(27,000)		-
Deferred tax assets not recognized		(4,296,000)		(2,128,000)
Deferred tax asset (liability)		(322,289)		(588,824)

TOWER ONE WIRELESS CORP.
Notes to Consolidated Financial Statements
For the Years Ended December 31, 2018, 2017 and 2016
(Expressed in Canadian Dollars)

21.      INCOME TAXES (CONTINUED)

As at December 31, 2018, the Company has non-capital losses carried forward of approximately $16,298,000 ($9,039,000) including $13,638,000 (2017 - $7,765,000) in Canada, $940,000 (2017 - $201,000) in Argentina, $838,000 (2017 - $623,000) in Colombia, $582,000 (2017 - $Nil) in Mexico and $300,000 (2017 - $450,000) in the United States of America. These losses begin expiring in 2022.

22.      SUBSEQUENT EVENT

On March 1, 2019, the Company entered into a share purchase agreement with the remaining shareholders of TCTS to acquire the remaining 30% ownership interest. In order to obtain the remaining 30% interest in TCTS, the Company committed has committed to cash payments totaling USD$80,000.